ahall@calfee.com 216.622.8667 Direct
February 10, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Ms. Peggy Kim
Special Counsel

	Re:	Agilysys, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A File No. 0-05734
Ladies and Gentlemen:
On behalf of Agilysys, Inc. (the “Company”), we are transmitting for filing via the EDGAR system Amendment No. 1 to the above-captioned Preliminary Proxy Statement (“Amendment No. 1”). Amendment No. 1 has been marked to indicate the changes to the Preliminary Proxy Statement in accordance with the provisions of Rule 310 of Regulation S-T.
This letter also responds to your comments on the Preliminary Proxy Statement which were issued in your letter dated February 4, 2009. For your convenience, we have repeated your comments in italics followed by our supplemental response or reference to revised disclosure that appears in Amendment No. 1. References to page numbers of the Preliminary Proxy Statement in the Company’s responses to the comments refer to the marked copy of the revised Preliminary Proxy Statement included in Amendment No. 1.

Securities and Exchange Commission
February 10, 2009

Schedule 14A
SEC Comment #1:
Please revise throughout your document to clarify the color of your proxy card.
Response:
The Company has revised the preliminary proxy statement in response to this comment to reflect that the color of the Company’s proxy card is white (see, e.g., the Notice of Annual Meeting of Shareholders).
SEC Comment #2:
Please revise to include a background discussion of the contacts between the company and the insurgent group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to the contacts made by the Ramius group and the material details of any discussions or correspondence.
Response:
The Company has revised the preliminary proxy statement at pages 2 and 3 in response to this comment.
SEC Comment #3:
Please describe whether abstentions and broker non-votes will be counted towards the quorum requirement.
Response:
The Company has revised the preliminary proxy statement at page 1 in response to this comment.
SEC Comment #4:
We note that security holders may have cumulative voting rights if prior written notice is provided to the company. Please state whether Ramius has provided this notice and continue to update the status of cumulative voting. In addition, please indicate if discretionary authority to cumulate votes is solicited and if so, please advise us of your legal analysis for using discretionary authority to cumulate votes. Refer to Item 6(c) of Schedule 14A.

Securities and Exchange Commission
February 10, 2009

Response:
The Company has revised the preliminary proxy statement in response to this comment. Specifically, the Company has revised page 1 of the preliminary proxy statement to state that neither the Ramius Group nor any other shareholder has provided notice to the Company seeking to institute cumulative voting at the Annual Meeting. The Company has noted, however, that the Ramius Group stated in its preliminary proxy statement, filed on February 5, 2009, that the Ramius Group intends to notify the Company of its desire to use cumulative voting at the Annual Meeting, and the Company has revised the preliminary proxy statement at pages 1 and 7 accordingly.
Further, the Company has revised page 7 of the preliminary proxy statement to state that if cumulative voting is in effect, unless contrary instructions are received, the proxyholders will have full discretion and authority to vote the shares represented by valid proxies on a cumulative basis for the election of any one or more of the Company’s nominees, and that the proxyholders will allocate votes among the Company’s nominees in accordance with the proxyholders’ discretion. Similar disclosure has been added to the Company's proxy card.
In this regard, we call your attention to Ohio Revised Code Section 1701.48(A) regarding voting by proxy, which provides in pertinent part that any person entitled to attend a shareholders’ meeting “may execute consents, waivers and releases, and may exercise any of the person’s other rights, by proxy or proxies appointed by a writing signed by the person or appointed by a verifiable communication authorized by the person.” Thus, under Ohio law the proxyholders may exercise any of the rights of the person appointing them as such, including but not limited to such person’s right to vote cumulatively in the election of Directors.
Proposal 1 — Election of Directors, page 6
SEC Comment #5:
We note that you refer to the Ramius Nominees. Please revise to name each of the Ramius nominees and include a description of their business experience in this section.
Response:
The Company has revised the preliminary proxy statement at page 7 in response to this comment to name each of the Ramius Nominees and to refer shareholders to the Ramius Group’s proxy statement for information concerning the business experience of the Ramius Nominees.
SEC Comment #6:
We note that the shares represented by the proxy card will be voted for substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision. Please advise us as to why you believe

Securities and Exchange Commission
February 10, 2009

you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).
Response:
The Company has revised the preliminary proxy statement at page 7 in response to this comment to reflect that shares represented by the proxy card will only be voted for the Company’s nominees for Director, and the Company has deleted all references to substitute nominees throughout the preliminary proxy statement.
The Company has no reason to believe that any of its nominees for Director will be unable to serve. However, please be advised that if one or more of its nominees are unable to serve and the Company seeks to elect a substitute nominee, the Company will file and deliver supplemental proxy materials disclosing the information relating to any such substitute nominee(s) that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Section 14 under the Securities Exchange Act of 1934, as amended.
Other Matters, page 36
SEC Comment #7:
Please state the total amount estimated to be spent and the total expenditures to date for the solicitation. Refer to Item 4(b)(4) of Schedule 14A. Please note that you may exclude the costs represented by the amount normally expended for the election of directors in the absence of a contest. Refer to Instruction 1 to Item 4 of Schedule 14A.
Response:
The Company has revised the preliminary proxy statement at page 37 in response to this comment.
SEC Comment #8:
In the soliciting material filed by Ramius on February 2, 2009, the participants refer to a settlement and the nomination of Mr. Steve Tepedino. Please revise to describe any settlement or advise us. Refer to Item 4(b)(6) of Schedule 14A.
Response:
The Company has not entered into any settlement agreement with the Ramius Group concerning the nomination of any Ramius Nominees, including Mr. Tepedino. Please refer to the Company’s response to Comment #2 for more information. We will advise the staff if any such settlement agreement is reached, and take all further action as may be necessary to address any such settlement agreement in the Company’s public filings.

Securities and Exchange Commission
February 10, 2009

Other Materials
In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 the statement requested by the staff.
I hope the foregoing has been responsive to your comments. It is the Company’s current intention to mail its definitive proxy materials to its shareholders during the week of February 16, 2009. Accordingly, it would be greatly appreciated if you could advise me at (216) 622-8667 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming.
Very truly yours,
/s/ Arthur C. Hall III
Arthur C. Hall III

cc:	Martin F. Ellis Rita A. Thomas Lawrence N. Schultz

Attachment 1
Acknowledgement
     In connection with the submission of its response to the comments issued in the staff’s letter of February 2, 2009, Agilysys, Inc. (the “Company”) hereby acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Agilysys, Inc.
/s/ Martin F. Ellis
Martin F. Ellis
President and Chief Executive Officer
Dated February 10, 2009

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